UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT 1934

CÜR MEDIA, INC.
(Exact name of registrant as specified in its charter)

Delaware	99-0375741
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2217 New London Turnpike South Glastonbury, CT	06073
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

CÜR Media, Inc., a Delaware corporation (the “Company” or “we”), is registering its common stock, par value $0.0001 per share (“Common Stock”), on this registration statement on Form 8-A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward Stock Split

On January 31, 2014, our board of directors (“Board”) authorized a 16.503906-for-1 forward split of our Common Stock in the form of a dividend, with a record date of February 11, 2014 (the Record Date”), and the payment date of February 14, 2014 (the “Payment Date”). On the Payment Date, each shareholder of our Common Stock as of the Record Date received 15.503906 additional shares of Common Stock for each one share owned. Share and per share numbers in this registration statement relating to our Common Stock have been adjusted to give effect to this stock spilt, unless otherwise stated.

Authorized Capital Stock

We currently have authorized 310,000,000 shares of capital stock, consisting of (i) 300,000,000 shares of Common Stock, and (ii) 10,000,000 shares of “blank check” preferred stock (“Preferred Stock”).

Common Stock

The holders of shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the Board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Preferred Stock

Shares of Preferred Stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred Stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

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While we do not currently have any plans for the issuance of Preferred Stock, the issuance of such Preferred Stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of the Common Stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	restricting dividends on the Common Stock;

•	diluting the voting power of the Common Stock;

•	impairing the liquidation rights of the Common Stock; or

•	delaying or preventing a change in control of the Company without further action by the stockholders.

Other than in connection with shares of preferred stock (as explained above), which preferred stock is not currently designated nor contemplated by us, we do not believe that any provision of our charter or Bylaws would delay, defer or prevent a change in control.

Options

On January 23, 2014, our Board adopted and, on January 28, 2014, our stockholders approved, our 2014 Equity Incentive Plan (the “2014 Plan”), which reserved a total of 4,000,000 shares of our Common Stock for issuance under the 2014 Plan. On April 21, 2014, we amended our 2014 Plan to increase the total number of shares of our Common Stock reserved for issuance thereunder from 4,000,000 to 4,250,000. On October 8, 2014, we amended our 2014 Plan to increase the total number of shares of our Common Stock reserved for issuance thereunder from 4,250,000 to 4,400,000.

If an incentive award granted under the 2014 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2014 Plan.

In addition, the number of shares of our Common Stock subject to the 2014 Plan, any number of shares subject to any numerical limit in the 2014 Plan, and the number of shares and terms of any incentive award are expected to be adjusted in the event of any change in our outstanding Common Stock by reason of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.

Administration

The compensation committee of the Board, or the Board in the absence of such a committee, will administer the 2014 Plan. Subject to the terms of the 2014 Plan, the compensation committee has complete authority and discretion to determine the terms of awards under the 2014 Plan.

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Grants

The 2014 Plan authorizes the grant to participants of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code (as amended, the “Code”) and stock appreciation rights, as described below:

•

Options granted under the 2014 Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share. The exercise price for shares of our Common Stock covered by an option cannot be less than the fair market value of our Common Stock on the date of grant unless agreed to otherwise at the time of the grant.

•

Restricted stock awards and restricted stock units may be awarded on terms and conditions established by the compensation committee, which may include performance conditions for restricted stock awards and the lapse of restrictions on the achievement of one or more performance goals for restricted stock units.

•

The compensation committee may make performance grants, each of which will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable, and other terms and conditions.

•

The 2014 Plan authorizes the granting of stock awards. The compensation committee will establish the number of shares of our Common Stock to be awarded and the terms applicable to each award, including performance restrictions.

•

Stock appreciation rights (“SARs”) entitle the participant to receive a distribution in an amount not to exceed the number of shares of our Common Stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of our Common Stock on the date of exercise of the SAR and the market price of a share of our Common Stock on the date of grant of the SAR.

Duration, Amendment, and Termination

The Board has the power to amend, suspend or terminate the 2014 Plan without stockholder approval or ratification at any time or from time to time. No change may be made that increases the total number of shares of our Common Stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year. Unless sooner terminated, the 2014 Plan would terminate ten years after it is adopted.

On January 28, 2014, we consummated a contribution transaction with CÜR Media, LLC, and the holders of a majority of CÜR Media, LLC’s limited liability company membership interests (the “Contribution”), pursuant to which CÜR Media, LLC became our wholly owned subsidiary, and we succeeded to the business of CÜR Media, LLC as our sole line of business. At the closing of the Contribution, options to purchase an aggregate of 6,500,000 Restricted Common Units of CÜR Media, LLC were exchanged for an aggregate of (i) approximately 1,339,722 non-statutory stock options to purchase shares of our Common Stock at an average exercise price of approximately $3.63 per share, and (ii) approximately 316,331 restricted stock awards (of which approximately 221,863 are fully vested at and represent approximately 221,863 issued and outstanding shares of our Common Stock). In addition, since the closing of the Contribution, we have granted non-statutory stock options to purchase an aggregate of 2,332,921 additional shares of our Common Stock to certain employees, officers, directors and consultants under the 2014 Plan, at an exercise price of $1.00 per share (the “PPO Price”), a price equal to the offering price of a private placement offering we conducted (the “PPO”).

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Warrants

In connection with the PPO, we issued warrants to purchase shares of our Common Stock to investors in the PPO (the “PPO Warrants”) and to the placement agent, and its sub-agent, in the PPO (the “Broker Warrants”). As of the date hereof, the PPO Warrants entitle their holders to purchase approximately 9,680,355 shares of Common Stock, with a term of five (5) years and an exercise price of $2.00 per share, and the Broker Warrants entitle their holders to purchase approximately 968,034 shares of Common Stock, with a term of five (5) years and an exercise price of $1.00 per share.

All of these warrants prohibit (or would prohibit) the holder from effecting the exercise thereof to the extent that as a result of such exercise the holder of the exercised warrant would beneficially own more than 4.99% (or, if such limitation is waived by the holder upon no less than 61 days prior notice to us, 9.99%) in the aggregate of our issued and outstanding shares of Common Stock, as calculated immediately after giving effect to the issuance of shares of Common Stock upon the exercise of the warrant.

The PPO Warrants and Broker Warrants contain “weighted average” anti-dilution and price protection provisions that protect their holders against dilution by adjustment of the purchase price in certain events such as stock dividends, stock splits and other similar events, with certain customary exceptions.

The holders of the PPO Warrants and Broker Warrants have the right to exercise such warrants by means of a cashless exercise, under certain circumstances.

Convertible Securities

On February 28, 2012, CÜR Media, LLC entered into the CII Convertible Note with Connecticut Innovations Incorporated (“CT Innovations”) for up to $150,000. CÜR Media, LLC received $75,000 on February 28, 2012. The CII Convertible Note bore interest at 12% per annum, and was due on February 28, 2014, and included a provision whereby, after a qualified financing, as defined, CT Innovations could have converted the amount outstanding under the CII Convertible Note, including principal and accrued interest, into equity securities being sold by the Company in the PPO, at a 25% discount to the offering price. The note included a provision whereby the lender could have, at its sole discretion, demanded payment in an amount equal to two times the principal and outstanding and unpaid interest as of the demand date upon the occurrence of a liquidation event or change of control event as defined in the CII Convertible Note. CÜR Media, LLC received an additional $75,000 in connection with the CII Convertible Note on October 26, 2012. We fully paid off the CII Convertible Note on February 28, 2014.

As of the date hereof, other than the options to purchase Common Stock, PPO Warrants and Broker Warrants described above, the Company does not have any outstanding convertible securities.

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Registration Rights

In connection with the PPO, we entered into a Registration Rights Agreement, pursuant to which we agreed to promptly, but no later than 90 calendar days from the final closing of the PPO, file a registration statement with the SEC (the “Registration Statement”) covering (a) the shares of Common Stock issued in the PPO, (b) the shares of Common Stock issuable upon exercise of the PPO Warrants, and (c) the shares of Common Stock underlying the Broker Warrants (the “Registrable Shares”). The Company agreed to use commercially reasonable efforts to ensure that such Registration Statement was declared effective within 180 calendar days of filing with the SEC. If the Company was late in filing the Registration Statement, or if the Registration Statement was not declared effective within 180 days of filing with the SEC, liquidated damages payable by the Company to the holders of Registrable Shares (but excluding shares of Common Stock underlying Broker Warrants) that have not been so registered were to commence accruing and cumulate at a rate equal to 1.00% of the PPO Price for each full month that (i) the Company was late in filing the Registration Statement or (ii) the Registration Statement was late in being declared effective by the SEC; provided, however, that in no event would the aggregate of any such liquidated damages exceed 10% of the PPO Price per share. No liquidated damages were to accrue with respect to any Registrable Shares removed from the Registration Statement in response to a comment from the SEC staff limiting the number of shares of Common Stock to be included in the Registration Statement (a “Cutback Comment”) or after the shares may be resold under Rule 144 under the Securities Act or another exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Company must keep the Registration Statement “evergreen” for two (2) years from the date it was declared effective by the SEC or until Rule 144 is available to the holders of Registrable Shares who are not and have not been affiliates of the Company with respect to all of their registrable shares, whichever is earlier.

The holders of Registrable Shares (including any shares of Common Stock removed from the Registration Statement as a result of a Cutback Comment) (but not holders of the shares issued to the stockholders of CÜR Media, LLC in consideration for the Contribution) have “piggyback” registration rights for such Registrable Shares with respect to any registration statement filed by the Company following the effectiveness of the Registration Statement that would permit the inclusion of such shares.

We have paid, and will pay, all expenses in connection with such registration obligation, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of our counsel and of our independent accountants. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor such investor decides to employ.

Transfer Agent

The transfer agent for our Common Stock is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is (212) 828-8436.

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Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation — a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

Pursuant to our Amended and Restated Certificate of Incorporation, to the fullest extent permitted by the DGCL, as it now exists, and as it may hereafter be amended, no director of the Company shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided; however, that nothing contained in Amended and Restated Certificate of Incorporation shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Further, the Company shall, to the fullest extent permitted by the DGCL, as the same may be amended and supplemented, indemnify any person who is or was a director or officer of the Company from and against any and all of expenses, judgments, fines and amounts paid in settlement actually or reasonably incurred in connection with the matters referred to in or covered by Section 145 of the DGCL. In addition, the Company shall, to the fullest extent permitted by the DGCL, advance all costs and expenses (including, without limitation, attorneys’ fees and expenses) incurred by any director or officer within 20 days of presentation of same to the Company, with respect to any one or more actions, suits or proceedings, whether civil, criminal, administrative or investigative, arising out of such person’s services or status as a director or officer of the Company, so long as the Company receives from such director or officer an unsecured undertaking to repay such costs and expenses if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company. The indemnification and right to advancement of expenses provided for in the Amended and Restated Certificate of Incorporation shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement may be entitled under any Bylaws of the Company, agreement, vote of stockholders or disinterested directors or otherwise and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. The Company may, to the extent authorized from time to time by the Board, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company up to the extent that the provisions of the Amended and Restated Certificate of Incorporation permit the indemnification and advancement of expenses of directors and officers of the Company. Any repeal or modification of our Amended and Restated Certificate of Incorporation shall not adversely affect any right to indemnification or to advancement of expenses of any person existing at the time of such repeal or modification with respect to any matters occurring prior to such repeal or modification.

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Pursuant to our Bylaws, the Company shall, to the maximum extent and in the manner permitted by the DGCL as it now exists or may hereafter be amended, indemnify any person against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of the Company. For purposes of the Bylaws, a "director" or "officer" of the Company shall mean any person (i) who is or was a director or officer of the Company, (ii) who is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation. Further, the Company shall be required to indemnify a director or officer in connection with an action, suit, or proceeding (or part thereof) initiated by such director or officer only if the initiation of such action, suit, or proceeding (or part thereof) by the director or officer was authorized by the Board. In addition, the Company shall pay the expenses (including attorney's fees) incurred by a director or officer of the Company entitled to indemnification hereunder in defending any action, suit or proceeding referred to in the relevant sections of the Bylaws in advance of its final disposition; provided, however, that payment of expenses incurred by a director or officer of the Company in advance of the final disposition of such action, suit or proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should ultimately be determined that the director of officer is not entitled to be indemnified under the Bylaws or otherwise. The rights conferred on any person by the Bylaws shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of our Amended and Restated Certificate of Incorporation, the Bylaws, agreement, vote of the stockholders or disinterested directors or otherwise. Any repeal or modification of the relevant sections of the Bylaws shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

We have obtained policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

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Item 2. Exhibits

The following exhibits are filed with this registration statement:

Exhibit Number	Description

2.1

Contribution Agreement, dated as of January 28, 2014, by and among the Registrant, CÜR Media, LLC, and the holders of a majority of CÜR Media, LLC’s membership interests (incorporated by reference from Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

3.1	Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 to the Registrant’s Form S-1, File Number 333-183760, filed with the SEC on September 7, 2012)
3.2	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)
3.3	By-Laws of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant’s Form S-1, File Number 333-183760, filed with the SEC on September 7, 2012)
4.1	Form of PPO Warrant of the Registrant (incorporated by reference from Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)
4.2	Form of Broker Warrant of the Registrant (incorporated by reference from Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)
10.1

Split-Off Agreement, dated as of January 28, 2014, by and among the Registrant, Peretz Yehudah Aisenstark and Yair Shofel, and Duane Street Split Corp., the Registrant’s wholly owned Delaware subsidiary (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.2

General Release Agreement, dated as of January 28, 2014, by and among the Registrant, Peretz Yehudah Aisenstark and Yair Shofel, and Duane Street Split Corp., the Registrant’s wholly owned Delaware subsidiary (incorporated by reference from Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.3

Indemnification Share Escrow Agreement, dated January 28, 2014 by and among the Registrant, Thomas Brophy, and Gottbetter & Partners, LLP, as escrow agent (incorporated by reference from Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.4

Form of Lock-Up Agreement between the Registrant and the officers, directors and 10% stockholders of the registrant party thereto (incorporated by reference from Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.5

Form of Securities Purchase Agreement between the Registrant and the investors party thereto (incorporated by reference from Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.6

Revised Form of Securities Purchase Agreement between the Registrant and the investors party thereto (incorporated by reference from Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 17, 2014)

10.7

Subscription Escrow Agreement, dated as of December 30, 2013, among the Registrant, Gottbetter Capital Markets, LLC and CSC Trust Company of Delaware, as escrow agent (incorporated by reference from Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.8

Amendment No. 1 to Subscription Escrow Agreement, dated January 31, 2014, among the Registrant, Gottbetter Capital Markets, LLC and CSC Trust Company of Delaware, as escrow agent (incorporated by reference from Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 17, 2014)

10.9

Amendment No. 2 to Subscription Escrow Agreement, dated March 13, 2014, among the Registrant, Gottbetter Capital Markets, LLC and CSC Trust Company of Delaware, as escrow agent (incorporated by reference from Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 17, 2014)

10.10

Placement Agency Agreement, dated December 30, 2013, between the Registrant and Gottbetter Capital Markets, LLC (incorporated by reference from Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.11

Amendment No. 1 to Placement Agency Agreement, dated January 31, 2013, between the Registrant and Gottbetter Capital Markets, LLC (incorporated by reference from Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 17, 2014)

10.12

Amendment No. 2 to Placement Agency Agreement, dated March 13, 2013, between the Registrant and Gottbetter Capital Markets, LLC (incorporated by reference from Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 17, 2014)

10.13

Form of Registration Rights Agreement, dated January 28, 2014, between the Registrant and the investors party thereto (incorporated by reference from Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.14†

Employment Agreement, dated January 28, 2014, between the Registrant and Thomas Brophy (incorporated by reference from Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.15†

Consulting Agreement, dated January 28, 2014, between the Registrant and John A. Lack (incorporated by reference from Exhibit 10.10 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)

10.17†	The Registrant’s 2014 Equity incentive Plan (incorporated by reference from Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed with the SEC on February 3, 2014)
10.18	First Amendment to 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 22, 2014)
10.19	Second Amendment to 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on October 14, 2014)
10.20	Form of Non-Qualified Stock Option Agreement of the Registrant (incorporated by reference from Exhibit 10.13 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 17, 2014)

†  Management contract or compensatory plan or arrangement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CÜR MEDIA, INC.

Dated: December 31, 2014	By:	/s/ Thomas Brophy
	Name:	Thomas Brophy
	Title:	President, Chief Executive Officer, interim Chief Financial Officer and Treasurer

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